DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Darryl Steinhause darryl.steinhause@dlapiper.com T 858.638.6702 F 858.638.5002

May 11, 2017

VIA EDGAR AND OVERNIGHT MAIL

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Cottonwood Multifamily REIT II, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed April 3, 2017

File No. 024-10615

Dear Ms. Hunter:

This letter is submitted on behalf of Cottonwood Multifamily REIT II, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 28, 2017 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (File No. 024-10615) submitted for review to the Commission on April 3, 2017 (the “Offering Statement”). The responses provided are based on information provided to DLA Piper, LLP (US) from the Company. The Company is concurrently submitting for review Amendment No. 3 to the draft Offering Statement (“Amendment No. 3”), which includes changes in response to the Staff’s comments and other applicable changes. We have enclosed with this letter a copy of Amendment No. 3, which was submitted today by the Company via EDGAR, reflecting changes to the Offering Statement. A marked copy of Amendment No. 3 has been mailed to the Staff.

For your convenience, the Staff’s headers and numbering have been reproduced in italics herein, followed by the Company’s responses to each comment. Page references in the SEC’s comment refer to the Offering Statement and page references in the responses refer to Amendment No. 3. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 3.

Prior Performance Summary, page 76

1.	Please update your prior performance summary and prior performance tables in Exhibit 15.1 through December 31, 2016.

Response to Comment No. 1

The prior performance summary and prior performance tables in Exhibit 15.1 have been updated through December 31, 2016. See Exhibit 15.1 to Amendment No. 3.

Sandra B. Hunter

May 11, 2017

Page Two

Financial Statements

Report of Independent Auditors, page F-2

2.	We note that the date of the audit report is inconsistent with the date of the audit report referred to within Exhibit 11. Please correct this inconsistency in an amended filing on Form 1-A.

Response to Comment No. 2

The date of the audit report is now consistent with the date of the audit report referred to in Exhibit 11. See Page F-3 and Exhibit 11 to Amendment No. 3.

If you have any questions or would like additional information regarding the offering please contact me at (858) 638-6702 or Amy Giannamore at (858) 677-1497.

Sincerely,

DLA Piper LLP (US)

/s/ Darryl Steinhause

Partner

DS